SECU 03013321 COMMISSION
Washington, ... 549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 045249

RECEIVED FEB 24 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Robert G. Mauro Investment Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
P.O. Box 200, 115 Kisco Avenue
(No. and Street)

Mt. Kisco NY 10549
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven J. Alperin, CPA (973) 808-8801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

30 Two Bridges Road, Suite 240 Fairfield, NJ 07004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 06 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

...ns for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ...be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I Robert G. Mauro, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2002 and supplemental schedules pertaining to Robert G. Mauro Securities as of December 31, 2002 are true and correct. I further affirm that neither the Corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Robert G. Mauro 2-5-2003

Signature Date

Sole Proprietor

Title

Subscribed and Sworn to before me
on this 5th day of February, 2003

Notary Public

THOMAS J. SINGLETON
Notary Public, State of New York
No. 3687665
Qualified in Westchester County
Commission Expires 9/9/05

ROBERT G. MAURO INVESTMENT SECURITIES

(S.E.C. NO. 8 – 45249)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

ROBERT G. MAURO INVESTMENT SECURITIES

TABLE OF CONTENTS

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Robert G Mauro Investment Securities
Mt. Kisco, NY

We have audited the accompanying statement of financial condition of Robert G. Mauro Investment Securities (a proprietorship) as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position at December 31, 2002 in conformity with generally accepted accounting principles.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA. PA

Fairfield, New Jersey
February 20, 2003

ROBERT G. MAURO INVESTMENT SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets:		
Cash and cash equivalents	$	34,637
Total Assets	$	34,637

LIABILITIES AND PROPRIETOR'S CAPITAL

Current Liabilities:		
Accrued expenses and other liabilities	$	1,500
Commitments and Contingencies		
Proprietor's Capital		33,137
Total Liabilities and Proprietor's Capital	$	34,637

See independent auditor's report and the accompanying notes to the statement of financial condition.

ROBERT G. MAURO INVESTMENT SECURITIES
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Note A – Organization and Significant Accounting Policies

The accompanying financial statements have been prepared solely from the accounts of Robert G. Mauro Investment Securities, a proprietorship, and the owner represents that they do not include his personal accounts or those of any other operation in which he is engaged.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

The Proprietorship generates its revenues principally by providing securities brokerage services. Revenues for these services are transaction based. As a result, the Proprietorship's revenues could vary based on the performance of the financial markets.

Securities transactions and related expenses are recorded on a trade date basis. The Company clears all securities transactions through Access Financial Group, Inc., on a fully disclosed basis.

Cash and cash equivalents include investments in money market funds. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Note B – Income Taxes

The proprietorship is not a tax paying entity for purposes of federal and state income taxes, and thus, no provision for income taxes has been recorded in these statements. Income from the proprietorship is combined with the proprietor's other sources of income and expense and reported on the proprietor's individual federal and state income tax returns.

Note C – Commitments and Contingencies

The Proprietorship leases office space on a month-to-month basis. Rent expense for the year ended December 31, 2002 was $350.

Note D – Net Capital Requirements

The Proprietorship is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Proprietorship had net capital of $33,137, which was $28,137 in excess of its required net capital of $5,000. The Proprietorship's net capital ratio was .045 to 1.

Note E – Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at, or approximate fair value.

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

Robert G. Mauro Investments Securities
Mt. Kisco, New York

Dear Sirs:

In planning and performing our audit of the financial statements of Robert G. Mauro Investments Securities (a proprietorship) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.,

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(a)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Proprietorship does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Proprietorship in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Proprietorship is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies, procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the accounting system and internal control structure:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Proprietorship, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Proprietorship.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ended December 31, 2002, and this report does not affect our report thereon dated February 20, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA. PA

Fairfield, New Jersey
February 20, 2003

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA